Exhibit 99.1

news release
Encana joins Trout Unlimited to help safeguard cold water habitat
Yellow Fish Road youth awareness program gets funding boost
Calgary, Alberta (March 24, 2011) — Encana Corporation has entered into a new partnership with Trout Unlimited Canada (TUC) to support the coldwater conservation group’s Yellow Fish Road Program, a nation-wide youth environmental program that raises awareness and warns people against putting contaminants into local water bodies through storm drains.
“We are delighted to join forces with Trout Unlimited Canada to help young people and their communities learn more about effective stewardship of our water. The Yellow Fish Road Program has been tremendously successful in helping tens of thousands of Canadians become aware of how to prevent pollutants from entering our local waterways,” said Sherri Brillon, Encana’s Executive Vice-President & Chief Financial Officer. “Preventing contaminants from entering our storm drains — the doorways to our rivers, lakes and streams — is critical to protecting and improving water quality and aquatic habitat. Encana strongly supports a number of environmental stewardship and education initiatives through its Community Involvement Program. Protecting water in our communities is important to all of us.”
Encana will contribute $150,000 over the next year to enhance and expand the Yellow Fish Road Program to reach into more Canadian neighborhoods. Launched in 1991, the program helps young participants learn about their local water supply and how to protect streams, rivers and lakes from hazardous wastes. As part of the program, youth groups also paint yellow fish near storm drains and distribute fish hangers, information pamphlets printed on yellow fish-shaped brochures, to nearby households as a reminder to residents not to put contaminants down the storm drains. Since the program began, youth groups across Canada have distributed almost one million fish hangers and marked 100,000 storm drains with the help of 60,000 volunteers. Similar programs have been launched by other organizations in countries such as the United States, Australia and Scotland.
Brillon is Chair of Trout Unlimited Canada’s 27th Annual Conservation Dinner and Auction and she will announce Encana’s financial support for the Yellow Fish Road Program at the event to be held this evening at the Hyatt Regency Hotel in Calgary.
“We are so pleased to have such strong support from Encana for this program which has proven to be a huge success in getting Canada’s youth involved in coldwater conservation. These youngsters learn about watersheds, the impact pollution has on the health of their community and the need to protect it,” said Jeff Surtees, Chief Executive Officer of Trout Unlimited Canada. “In most municipalities, storm drain water flows directly into the local water bodies without being treated. Anything that runs off lawns, driveways, sidewalks and roads can end up in the local water body, like litter, salt, soap and fertilizer. These wastes can have a negative impact on the aquatic ecosystem not only by harming fish and wildlife, but reducing drinking water quality for humans. Our goal is to ensure that our water is protected.”
For more information about the Yellow Fish Road Program, visit www.yellowfishroad.org.
About Trout Unlimited Canada
Trout Unlimited Canada is a non-profit organization dedicated to ensuring that present and future generations have the opportunity to enjoy Canada’s freshwater resources. TUC and its member chapters work on a variety of stream habitat enhancement/stream restoration projects across Canada and help inform and educate the public about coldwater conservation issues and their local watersheds. For further information visit www.tucanada.org.
Encana Corporation

About Encana
Encana is a leading North American producer of clean, affordable natural gas. The way our people do business reflects our commitment to responsible development, safety, sound environmental practices and community engagement. Encana invests in community programs in the areas of environment, education, community enhancement, sports and recreation and family and community wellness. Success is defined by sustainable financial performance and our contribution to the strength and sustainability of the communities where we operate. Further information on Encana Corporation is available on the company’s website, www.encana.com.
For more information please contact:
Encana Corporate Communications
Media contact:
Carol Howes
Advisor, Media Relations
(403) 645-4799
Trout Unlimited Canada
Media contact:
Phil Rowley
Marketing and Communications Coordinator
(780) 464-5499

Encana Corporation	2